February 7, 2008

Stephen Krikorian

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549, Mailstop 4561

Re:	Electronic Arts Inc.

Form 10-K for the Fiscal Year Ended March 31, 2007

File No. 000-17948

Dear Mr. Krikorian:

We are submitting this letter in response to the Staff’s comment letter dated January 17, 2008 concerning the filing listed above. The numbering of the paragraphs below corresponds to the numbering of the Staff’s comment letter, which, for your convenience, we have incorporated into this response in italics.

Form 10-K for the fiscal year ended March 31, 2007

Consolidated Statements of Operations, page 64

1.	We note your response to prior comment number 4. The Staff does not believe that pricing in prior year is a reasonable basis to support your Rule 5-03 analysis. Tell us how you would evaluate the combined unit of accounting under the captions of Rule 5-03.1 without using the pricing from the prior year. This analysis should clearly indicate whether you believe that the revenue generated from sales of online-enabled games represents net sales of products, revenue from services or other revenues (e.g., single unit of accounting consisting of both a product and a service). For example, your response should address how you evaluate the similarities in your online-enabled games with your games that are not online-enabled, as noted in one of your bullet points in response to comment 3 in your letter dated October 24, 2007, in complying with Rule 5-03. In addition, to the extent that you continue to present one line item of net revenue, your MD&A discussion should clearly distinguish the revenue attributes included in such line item, including the quantification of revenue generated from arrangements recognized on a deferred basis.

EA’s Response

We respectfully advise the Staff that we believe a combined presentation of revenue generated from sales of our online-enabled games and revenue from our games that are not online-enabled as net sales of products is appropriate under Rule 5-03 of Regulation S-X.

We continue to believe that, given our current circumstances and for the reasons described in response to comment number 4 in our letter dated December 10, 2007, prior period pricing is a reliable proxy for fair value and therefore provides us with a reasonable basis upon which to perform the Rule 5-03 analysis. As such, we believe that it is appropriate to treat net revenue generated from sales of our online-enabled games as net sales of products that may be combined with revenue generated from sales of our games that are not online-enabled. In response to your comment, however, we note that our use of prior period pricing to estimate the fair value of the online matchmaking service is only one of a number of factors that would lead us to this conclusion under Rule 5-03. We would arrive at the same conclusion under Rule 5-03 – even without relying on prior period pricing – by looking to other quantitative and qualitative factors, such as a comparison to other companies in our industry and a consideration of the usefulness of the presentation to our investors.

Our assessment of this matter is informed by a recent speech made by Mark Barrysmith, Professional Accounting Fellow, Office of the Chief Accountant, on December 10, 2007 before the 2007 AICPA National Conference on Current SEC and PCAOB Developments. In that speech, Mr. Barrysmith stated that, “… for arrangements within the scope of SOP 97-2, a comparison to peers (i.e., third-party evidence of fair value) with sufficiently comparable product and/or service offerings or the use of the residual method when a vendor customizes its core product may result in a reasonable allocation of product and service revenue.”

In reviewing our industry, we noted that other independent video game publishers do not charge a fee for substantially the same online matchmaking service. In addition, as we previously indicated in response to prior comment 2 in our letter dated December 10, 2007, while Microsoft charges a flat fee of approximately $50 per year for its Xbox Live online service, their service provides consumers the ability to play more than 100 separately purchased games against other consumers via the internet (resulting in a cost per game of less than $1.00). Further, as we indicated in our response letter dated October 24, 2007, the total cost of providing the online service is approximately $1 million per quarter, which equates to approximately $0.15 per online-enabled game sold. In light of the foregoing, if we were to disregard our prior period pricing from fiscal 2007, we would estimate the fair value of the online service today to be no more than $1.00 per game. Based on this fair value and applying the residual method, our total revenue attributable to the online service would represent approximately 1% of our total net revenue for the nine months ended December 31, 2007. As such, we believe a quantitative analysis that involves a comparison to our peers with comparable product and service offerings and the use of the residual method support our conclusion under Rule 5-03.

In the same speech, Mr. Barrysmith noted further that “… a vendor’s basis for separately presenting product and service revenue will be a matter of judgment, dependent on the vendor’s specific facts and circumstances, including consideration of which form of presentation would be most meaningful to investors.” From a qualitative perspective, we also believe the combined presentation of revenue from our online-enabled games and revenue from our games that are not online-enabled is the presentation that would be most meaningful to investors. We believe this conclusion is appropriate for a variety of reasons, including:

•

The relative insignificance of the fair value of the online service as compared to the fair value of the packaged good product. As noted above, without giving regard to our prior period pricing from fiscal 2007, we would estimate the fair value of the online service to be no more than $1.00. By comparison, our games are typically launched at retail price points ranging from $39.99 to $59.99.

•

The substantial similarities between online-enabled games and games that are not designed to be played online. As discussed in your comment, we have considered this factor and believe it supports our conclusion. In this regard, our online-enabled games are substantially similar to our games that are not online-enabled, in that each type of game is designed so that they can be played without an internet connection. When played without an internet connection, our online- enabled games have substantially the same functionality as our games that are not online-enabled. Any difference in functionality between these types of games (apart from the online service) is attributable to the unique functionality of a particular game itself rather than the online service. Because we do not believe the availability of our online service is a fundamental factor in our consumers’ purchasing decision, we typically market and price all of our games in the same way regardless of whether they are online-enabled.

•

Consistency with our internal management reporting. Our management team does not differentiate between revenue from games that are online-enabled and revenue from games that are not online-enabled when evaluating our operating performance. Providing our investors with a single line item presentation of net revenue is consistent with how we plan, review and operate our business.

•

Income statement presentation of other independent video game publishers. Although the nature of the online service provided by other independent video game publishers is the same as the online service we provide, we do not believe that they recognize similar revenue on a deferred basis nor do they present separate revenue line items for their online-enabled games. By providing a single line item, we facilitate the ability of our investors to compare our operating results against the operating results of other independent video game publishers.

If we determine in the future that our total service revenue is no longer less than 10% of our total net revenue, or if we conclude qualitatively that a single line item presentation is no longer appropriate, we will adjust our presentation accordingly.

In light of the Staff’s recommendation, we will revise our MD&A discussion in future filings to distinguish the revenue attributes included in our “net revenue” line item and to quantify the revenue recognized from sales of online-enabled games.

* * *

We trust this response addresses the Staff’s concerns raised in its January 17, 2008 comment letter. We look forward to discussing any remaining items of concern with the Staff as soon as possible. If you have any questions, please do not hesitate to contact me at (650) 628-7768.

Sincerely,

/s/ Kenneth A. Barker
Kenneth A. Barker
Chief Accounting Officer

cc:	Melissa Walsh
Jason Niethamer
Securities and Exchange Commission

Warren C. Jenson
Stephen G. Bené, Esq.
Electronic Arts Inc.

Robert Plesnarski
O’Melveny & Myers LLP

Laurie Mullen
KPMG LLP

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